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Phone:	(212) 885-5000

Fax:	(917) 332-3057

Email:	brad.shiffman@blankrome.com

November 30, 2022

VIA EDGAR AND OVERNIGHT DELIVERY

Scott Anderegg

Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Adara Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed November 8, 2022
File No. 333-266098

Dear Mr. Anderegg and Ms. Peyser,

On behalf of our client, Adara Acquisition Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-4 of the Company filed with the Commission on July 12, 2022 (File No. 333-266098) (the “Registration Statement”).

Amendment No. 4 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Finke, the Company’s Chief Executive Officer, dated November 29, 2022, from the staff of the Commission (the “Staff”) and other updated information. For your convenience, we are also providing copies of Amendment No. 4, marked to show changes against Amendment No. 3 to the Registration Statement filed with the Commission on November 23, 2022, in the traditional non-EDGAR format to you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-4 Amendment No. 2 filed November 8, 2022

Certain U.S. Federal Income Tax Considerations of the Redemption and the Business

Combination, page 38

1.	We note your response to comment 2. Exhibit 8.1 states that the discussion in the Certain U.S. Federal Income Tax Considerations of the Redemption and the Business Combination section “is accurate in all material respects as of the date hereof.” As requested, please have counsel revise Exhibit 8.1 to state that the disclosure in such section of the prospectus is counsel’s opinion. Refer to Staff Legal Bulletin No. 19, III.B.2 for additional guidance.

Response: The Company respectfully notes the Staff’s comment and has revised the Exhibit 8.1 opinion accordingly.

November 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flow, page 180

2.	Refer to your revised disclosure in response to comment 4 regarding the decrease in cash flow for fiscal 2022 due to the increase in inventory resulting in a higher inventory balance at June 30, 2022. You state this was due to pre-holiday investments of $134 million made in the first quarter of calendar year 2021. This period correlates to your third quarter of fiscal 2021. However, it does not appear the inventory balance at your fiscal year ended period of June 30, 2021 reflects this investment. Please clarify the fiscal periods impacted by this pre-holiday inventory investment.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure under the caption “Liquidity and Capital Resources” on page 184 of the prospectus to reflect the following clarifications:

•	The $134 million “investment” was a commitment by way of purchase orders. The product did not ship prior to June 30, 2021, and, consequently, the value was not included in the fiscal year ended June 30, 2021.

•	The pre-holiday commitment in inventory was paid for, shipped and received in fiscal year 2022 and impacted the financials for fiscal year 2022.

General

3.	Please disclose the three Alliance Stockholders who will receive the Class E common stock.

Response: The Company respectfully notes the Staff’s comment and has identified the Alliance Stockholders, each of whom will receive the Class E common stock, on page 2 and elsewhere in the prospectus.

~ ~ ~

November 30, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 885-5442 or my colleague, Peter Melampy at (212) 885-5372 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Brad L. Shiffman

Brad L. Shiffman